May 3, 2005


Mail Stop 4-9

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

	Re:	ExlService Holdings, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed April 15, 2005
		Registration No. 333-121001

Dear Mr. Talwar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that we will address your April 22, 2005 amended application for confidential treatment in a separate cover letter.

Our Business-Page 1
2. We note your response to previous comment 6. Upon reviewing your supplemental support we note that NASSCOM ranks only those companies that are members of their organization. If you intend to refer to yourself as a leader in the industry based on the NASSCOM revenue ranking system, please disclose that the ranking is limited to a pool of other industry players that are NASSCOM members. Supplementally, please advise us as to the membership requirements of NASSCOM and as to the number of companies that provide similar services that are not members of NASSCOM and not included in the ranking.

Risk Factors, page 5
3. We have reviewed your revisions in response to previous comment
10. The comment was meant to elicit greater balance in the summary section, in light of your extensive disclosure regarding your competitive strengths and your business strategy going forward. However, your revisions appear to repeat the minimal disclosure found under the heading, "Competitive Weaknesses" found on page 3 rather than provide overall balance to the summary section. Please revise to expand your disclosure here regarding the most material risks facing purchasers in the offering. For example, we note that a large portion of your revenues are derived from contracts that are terminable at will and that your largest shareholders will continue to exert significant influence over your operations following the offering. Please revise to discuss these risks and expand your existing disclosure to briefly explain the risks currently listed.

Substantial future sales of shares of our common stock...page 20
4. We note your response to previous comment 14. Your disclosure that substantial amount of common stock are subject to lock-up agreements that expire in 180 and 360 day periods implies that no sale of those shares will occur prior to the expirations periods under any circumstances. In light of this disclosure, please revise to provide investors with a complete picture of the risk,
including
that underwriters could waive the lock-up provisions at their
discretion prior to the expiration dates.   Please also
supplementally advise us as to the percentage of your stock, including that held by Oak Hill Partners, that will be subject to the lock-up agreement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Revenues, page 29
5. Where you discuss the factors that contributed to your growth in revenues from 2003 to 2004, please revise so that your disclosure is consistent with your disclosure under "Results of Operations." Specifically, it appears that $20 million of the increase is the result of providing services to certain clients for an entire year rather than a partial year.





Executive Compensation
6. Please revise the table to reflect the options granted to Shiv
Kumar in 2004.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jamie Webster at 202-551-3446 or Steven
Jacobs,
Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	John C. Kennedy, Esq. (via facsimile)
	Valerie DeMont, Esq.  (via facsimile)


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Vikram Talwar
ExlService Holdings, Inc.
May 3, 2005
Page 1